Exhibit 12.1

Ratio of Earnings to Fixed Charges

	September 28, 2006	September 27, 2007	September 25, 2008	September 24, 2009	September 30, 2010
Earnings (loss)
Income before income taxes	$142,469	$38,878	$46,071	$85,269	$(236,883)
Fixed charges
Interest expense, including amortization of deferred financing costs	63,485	80,439	94,373	91,010	86,120
1/3 of rental expense	21,800	24,754	26,314	26,791	26,541

Total fixed charges	85,285	105,193	120,687	117,801	112,661

Earnings (loss)	$227,754	$144,071	$166,758	$203,070	$(124,222)

Ratio of earnings to fixed charges	2.67	1.37	1.38	1.72	(a)

(a)	Earnings (loss) was inadequate to cover fixed charges by $236.9 million for the fiscal year ended September 30, 2010.